Law Offices of Joseph L. Pittera
2214 Torrance Boulevard
Suite 101
Torrance, California 90501
Telephone (310) 328-3588
Facsimile (310) 328-3063
E-mail: jpitteralaw@gmail.com

July 22, 2014

United States Securities
   and Exchange Commission
Washington, D.C.  20549

Re:          Satya Worldwide, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed July 7, 2014
File No.  333-195630

Ladies and Gentlemen:

On behalf of Satya Worldwide, Inc. (the “Company”), we are responding to the staff comments, as set forth in the letter from the staff of July 16, 2014 to Ms. Patricia Posner, Chairman of the Board, President, Chief Executive Officer and Treasurer.  Enclosed herewith please find Amendment No. 3 to the Form S-1 Registration Statement of the Company, which has been marked to show the revisions made to the previous filing.

Set forth below are our responses to the comments contained in the letter from the staff.  The captions and numbered responses below correspond to the captions and numbered comments contained in the letter from the staff.

Risk Factors, page 8

We are an “emerging growth company,” page 10

1.
The Company acknowledges the staff’s comment to clarify that smaller reporting companies do not have to provide an auditor attestation of internal control over financial reporting.  The Company has complied with the staff comment in Amendment No. 3 by revising this risk factor to disclose clarify that smaller reporting companies do not have to provide an auditor attestation of internal control over financial reporting.

Management’s Discussion and Analysis of Financial Condition, page 19

2.
The Company acknowledges the staff comment to indicate the date of when the Company anticipates beginning each milestone of its business plan.  The Company has complied with the staff comment in Amendment No. 3 by disclosing in this section the date of when the Company anticipates beginning each milestone of its business plan.

Should you have any comments or questions regarding the foregoing, please contact the undersigned.

Sincerely,

/s/   Joseph L. Pittera
       Joseph L. Pittera